UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2023 and 2022

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FMC AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2022 (our 2022 Form 20-F).

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. The term “Care Enablement” refers to our Care Enablement operating segment, which includes research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term “Care Delivery” refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of end-stage renal disease (ESRD) and other extracorporeal therapies, including value and risk-based care programs, and also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. in the United States (U.S.), which are used in our clinics to provide health care services to our patients. Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, we allocate costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities as well as global internal audit, are not allocated to a segment but are accounted for as corporate expenses (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are also reported separately as Corporate. See note 12 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the U.S. Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from future efforts to revise or repeal the ACA, and changes by regulators to certain reimbursement models, such as the ESRD Treatment Choices (ETC) model and the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (FCPA) as well as the Food, Drug and Cosmetic Act and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation, the EU General Data Protection Regulation, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of private payors (including integrated care organizations, commercial insurance and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans) as well as efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums, including potential efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower “out-of-network” rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan v. DaVita Inc., No. 20-1641 (Oct. Term 2021), decided June 21, 2022, particularly if the U.S. Congress fails to enact proposed legislation that would reverse the effects of that decision;
●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, as well as the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees and risks that personnel shortages and competition for labor, high turnover rates and meaningfully higher personnel costs, including higher costs due to increased reliance on contracted labor, as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of government and internal investigations as well as litigation;
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions;
●	our ability to protect our information technology systems and protected health information against cyber security attacks or prevent other data privacy or security breaches of our data or the data of our third parties as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the increased utilization of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors and payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to achieve projected cost savings within the proposed timeframe as part of the previously announced transformation of our operating structure and steps to achieve cost savings (FME25 Program) and the possibility that changing or increased responsibilities of our employees as a result of this transformation could require additional resources in the short-term; and
●	our ability to achieve projected price increases for our products and corresponding services.

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” below, in note 3 e) and note 10 of the notes to the consolidated financial statements (unaudited) included in this report, in note 22 of the notes to the consolidated financial statements included in our 2022 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Additional factors can also be found under “Risk Factors” in the Registration Statement on Form F-4 (Registration No. 333-271081) that we filed with respect to our proposed conversion of legal form described below under “Company Structure.” Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial Group Report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial Group Report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the U.S. Securities and Exchange Commission (SEC) website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2022 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €82 billion in 2022. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the three months ended March 31, 2023, approximately 25% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid (CMS). Legislative changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD prospective payment system (ESRD PPS), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (PAMA). See detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (QIP) which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.
●	Additionally, the Budget Control Act of 2011 (BCA) effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs (U.S. Sequestration) took effect on April 1, 2013 and continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020 as part of the U.S. government’s efforts to address the COVID-19 pandemic. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the American Rescue Plan Act) which the Congressional Budget Office has estimated will result in budget deficits that required a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO). The Protecting Medicare and American Farmers from Sequester Cuts Act deferred until 2023 the 4% reduction in Medicare program payments that would have been triggered by Statutory PAYGO as a result of the budgetary impact of the American Rescue Plan Act. However, the Consolidated Appropriations Act of 2023 again suspended Statutory PAYGO sequestration for 2023 and 2024. Spending cuts pursuant to U.S. Sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the ESRD PPS, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material

FRESENIUS MEDICAL CARE AG & Co. KGaA

effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of those changes.
●	On October 31, 2022, CMS issued a final rule for the ESRD PPS rate for calendar year (CY) 2023. The final base rate per treatment for CY 2023 is $265.57, which represents a 3.0% increase from the CY 2022 base rate of $257.90. The final 3.0% increase is based on a market basket increase of 3.1% partially offset by a 0.1% multifactor productivity adjustment that is mandated by the ACA. Beginning 2023, CMS is raising the wage index floor from 0.5 to 0.6 as well as establishing a permanent policy to apply a 5% cap on decreases in the ESRD PPS wage indexing. CMS is also updating the outlier methodology to account for historical trends in spending as well as to better account for the introduction of new and innovative products under the transitional add-on payment adjustment for new and innovative equipment and supplies (TPNIES) and ESRD PPS transitional drug add-on payment adjustment (TDAPA) policies. CMS estimates that, on average, large dialysis organizations will receive a 3.0% increase in payments in CY 2023 compared to CY 2022 under this final rule. The Acute Kidney Injury payment rate for CY 2023 is to equal the CY 2023 ESRD PPS base rate. CMS estimates total TPNIES payment amounts to facilities in CY 2023 would be approximately $2.5 M for a competitor’s hemodialysis system. For CY 2023, the final pre-adjusted per-treatment amount will be reduced by an average per-treatment offset amount of $9.79.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score. In the CY 2023 final rule, CMS adopted a special scoring and payment policy for payment year 2023 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 public health emergency on QIP data, including the use of pre-pandemic data from CY 2019 as the baseline period for the payment year 2023 ESRD QIP and confirmed a pause on certain measures for scoring and payment adjustment purposes.
●	On November 1, 2022, CMS announced the CY 2023 final rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. The final rule to update the ASC payment system for CY 2023 generally increases the reimbursement rates for the range of procedures provided in an ASC. The final average increase is 3.8% compared to the prior year. For CY 2023, CMS finalized a new ASC payment policy resulting in higher payments when a code combination is more complex and represents a higher cost version of the performed procedures. On November 1, 2022, CMS also issued the final Physician Fee Schedule for CY 2023. The CY 2023 Physician Fee Schedule conversion factor is $33.06, a decrease of $1.55 from the CY 2022 conversion factor of $34.61. The Consolidated Appropriations Act of 2023 will mitigate the Physician Fee Schedule conversion factor cuts by providing a 2.5% increase for 2023 (an overall cut of 2% rather than the original 4.5% cut). The law also provides for a 1.25% increase to the conversion factor in 2024 to mitigate expected cuts.
●	On April 29, 2022, CMS issued a final rule for CY 2023 Medicare Advantage plans in which CMS finalized a requirement that MA plans calculate the maximum out-of-pocket (MOOP) limit (after which the plan pays 100 percent of MA costs) based on the accrual of all Medicare cost-sharing in the plan benefit, whether that Medicare cost-sharing is paid by the beneficiary, Medicaid or other secondary insurance, or remains unpaid (including when the cost-sharing is not paid because of state limits on the amounts paid for Medicare cost-sharing and dually eligible individuals’ (i.e., individuals who are entitled to Medicare Part A and/or Part B and are eligible for some form of Medicaid benefit) exemption from Medicare cost-sharing). While some payors were already calculating MOOP in this way, the rule change potentially limits the amount of uncollected cost-sharing we will experience for dual eligible patients in 2023. CMS projects that the change will save state Medicaid agencies $2 billion (€2 billion) over ten years while increasing payment to health care providers, including dialysis providers, serving dually eligible beneficiaries by $8 billion (€8 billion) over ten years. We have managed care contracts to provide services as in-network providers with many Medicare Advantage and commercial insurance plans. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. On May 22, 2020, CMS issued a regulation that removed outpatient dialysis from its list of specialty facilities that are subject to specific time-and-distance standards regarding Medicare Advantage network adequacy. This regulation may impede our ability to participate in Medicare Advantage plan networks.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare, commercial insurance or Medicare Advantage plans or patient access to commercial insurance or Medicare Advantage plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the United States Supreme Court’s recent ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. No. 20-1641 (Marietta) will make it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes commercial insurance relatively less attractive to ESRD patients and Medicare relatively more

FRESENIUS MEDICAL CARE AG & Co. KGaA

attractive. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation. In July and August 2022, the Restore Protections for Dialysis Patients Act (H.R. 8594/S. 4750) was introduced in both the House and Senate. The intent of the bill is to return to the understanding of the Medicare Secondary Payer Statute before the Marietta decision. The sponsors of the bill are working to reintroduce the bill in the current U.S. Congress. While we do not expect this to significantly impact plans for 2023, Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers and a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. For additional information regarding these regulatory matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2022 Form 20-F.

For additional information, see “Risk Factors” included in our 2022 Form 20-F.

Premium assistance programs

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ESRD ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of March 31, 2023, 975 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program.

While we currently do not expect the ETC model to have a material impact on our operations, until we receive final reconciliations from CMS related to these models, we are unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (KCE). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were

FRESENIUS MEDICAL CARE AG & Co. KGaA

also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. The CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted, though we notified CMS that we will not move forward with one of those applications. CMS will require these newly accepted KCEs to decide in the fourth quarter of 2022 whether they will move forward during the second performance year to start assuming financial risk as of January 1, 2023. As of March 2023, approximately 60,000 patients were aligned to KCEs in which we participated.

Company structure

As noted above, on January 1, 2023 we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments: Care Delivery and Care Enablement. Items allocated to Corporate, as defined above, are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 12 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

On February 21, 2023, the supervisory board of Fresenius Medical Care Management AG (Management AG), the Company’s general partner (General Partner) approved the management board of Management AG’s (Management Board) resolution to initiate firm plans for a change of the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG). The supervisory board of the Company (Supervisory Board) has taken note with approval of the resolutions mentioned before. Thereby, the Management Board and the supervisory board of Management AG as well as the Supervisory Board support the intention of Fresenius SE & Co. KGaA (Fresenius SE) to relinquish control, as defined by IFRS 10, Consolidated Financial Statements, over of the Company. It is intended to convene an extraordinary general meeting of the Company on July 14, 2023 which shall resolve on the change of the legal form. In connection with the planned extraordinary general meeting, the Company has filed a registration statement on Form F-4 with the SEC. The registration statement (Registration No. 333-271081) contains additional information regarding the proposed change of legal form and is available on the SEC’s website, www.sec.gov.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II. Discussion of measures

Non-IFRS measures

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (Non-IFRS Measure). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2023	2023	2022	2022	2022	2022

Total assets	35,501	35,754	38,406	36,070	34,724
Plus: Cumulative goodwill amortization and impairment loss	640	645	699	665	641
Minus: Cash and cash equivalents	(1,224)	(1,274)	(1,114)	(1,025)	(1,173)
Minus: Loans to related parties	—	(1)	(3)	(1)	(4)
Minus: Deferred tax assets	(307)	(313)	(328)	(310)	(299)
Minus: Accounts payable to unrelated parties	(822)	(813)	(828)	(837)	(790)
Minus: Accounts payable to related parties	(91)	(118)	(81)	(102)	(70)
Minus: Provisions and other current liabilities (1)	(3,007)	(3,008)	(3,488)	(3,222)	(3,188)
Minus: Income tax liabilities	(215)	(171)	(242)	(207)	(194)
Invested capital	30,475	30,701	33,021	31,031	29,647
Average invested capital as of March 31, 2023	30,975

Operating income	1,425
Income tax expense (2)	(477)
NOPAT	948

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2023	2023	2022(3)	2022(3)	2022(3)	2022(3)

Total assets	—	—	—	576	539
Minus: Cash and cash equivalents	—	—	—	(55)	(52)
Minus: Accounts payable to unrelated parties	—	—	—	(9)	(8)
Minus: Provisions and other current liabilities (1)	—	—	—	(4)	(4)
Invested capital	—	—	—	508	475
Adjustment to average invested capital as of March 31, 2023	197

Adjustment to operating income (3)	(18)
Adjustment to income tax expense (3)	6
Adjustment to NOPAT	(12)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2023	2023	2022(3)	2022(3)	2022(3)	2022(3)

Total assets	35,501	35,754	38,406	36,646	35,263
Plus: Cumulative goodwill amortization and impairment loss	640	645	699	665	641
Minus: Cash and cash equivalents	(1,224)	(1,274)	(1,114)	(1,080)	(1,225)
Minus: Loans to related parties	—	(1)	(3)	(1)	(4)
Minus: Deferred tax assets	(307)	(313)	(328)	(310)	(299)
Minus: Accounts payable to unrelated parties	(822)	(813)	(828)	(846)	(798)
Minus: Accounts payable to related parties	(91)	(118)	(81)	(102)	(70)
Minus: Provisions and other current liabilities (1)	(3,007)	(3,008)	(3,488)	(3,226)	(3,192)
Minus: Income tax liabilities	(215)	(171)	(242)	(207)	(194)
Invested capital	30,475	30,701	33,021	31,539	30,122
Average invested capital as of March 31, 2023	31,172

Operating income (3)	1,407
Income tax expense (2), (3)	(471)
NOPAT	936

ROIC in %	3.0

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022	2022	2022	2021

Total assets	35,754	38,406	36,070	34,724	34,367
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,025)	(1,173)	(1,482)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(837)	(790)	(736)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities (1)	(3,008)	(3,488)	(3,222)	(3,188)	(3,319)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,031	29,647	28,817
Average invested capital as of December 31, 2022	30,643

Operating income	1,512
Income tax expense (2)	(487)
NOPAT	1,025

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(3)	2022(3)	2022(3)	2021(3)

Total assets	—	—	576	539	528
Minus: Cash and cash equivalents	—	—	(55)	(52)	(51)
Minus: Accounts payable to unrelated parties	—	—	(9)	(8)	(8)
Minus: Provisions and other current liabilities (1)	—	—	(4)	(4)	(3)
Invested capital	—	—	508	475	466
Adjustment to average invested capital as of December 31, 2022	290

Adjustment to operating income (3)	(25)
Adjustment to income tax expense (3)	8
Adjustment to NOPAT	(17)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(3)	2022(3)	2022(3)	2021(3)

Total assets	35,754	38,406	36,646	35,263	34,895
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,080)	(1,225)	(1,533)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(846)	(798)	(744)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities (1)	(3,008)	(3,488)	(3,226)	(3,192)	(3,322)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,539	30,122	29,283
Average invested capital as of December 31, 2022	30,933

Operating income (3)	1,487
Income tax expense (2), (3)	(479)
NOPAT	1,008

ROIC in %	3.3

(1)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the three months ended March 31, 2023 and 2022 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss, and
●	special items, including:
i.	costs related to our FME25 Program,
ii.	the impact from the initial application of hyperinflationary accounting under IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in Turkiye (Hyperinflation in Turkiye),
iii.	the impact from the remeasurement of our investment in Humacyte, Inc. (Humacyte Investment Remeasurement),
iv.	the net gain related to the InterWell Health business combination, including the remeasurement gain of our investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived intangible assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs (Net Gain Related to InterWell Health) (for further information regarding the InterWell Health business combination, see note 2 of the notes to the consolidated financial statements (unaudited) included in this report),
v.	bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War (Impacts Related to the War in Ukraine). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill, as we continue to treat patients and provide health care products to our clinics in those countries, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities,
vi.	certain costs associated with the proposed conversion of our legal form, primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which are currently administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs), and

FRESENIUS MEDICAL CARE AG & Co. KGaA

vii.	costs related to strategic divestitures identified during the review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). During the first quarter of 2023, these costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the quarter.

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of March 31, 2023 and December 31, 2022, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

FRESENIUS MEDICAL CARE AG & Co. KGaA

III. Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the three months ended March 31, 2023:

Legacy Portfolio Optimization

As noted above, we are reviewing our business portfolio, specifically with a view to exiting unsustainable markets and non-core businesses and the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the first quarter of 2023, the costs related to the Legacy Portfolio Optimization mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the quarter.

Overall, the costs related to the Legacy Portfolio Optimization resulted in a negative impact to operating income of €84 M for the three months ended March 31, 2023.

Inflation and higher energy prices as well as raw material costs

The challenging macroeconomic inflationary environment persists, resulting in higher raw material costs as well as increased energy prices. As the inflationary environment persists, we expect that earnings development will continue to be significantly impacted, in particular in Care Enablement, for 2023.

FME25 Program

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. For further information see, note 12 of the notes to the consolidated financial statements (unaudited) included in this report.

Overall, the costs related to the FME25 Program resulted in a negative impact to operating income of €26 M for the three months ended March 31, 2023. For the three months ended March 31, 2023, savings related to the FME25 Program were €60 M.

In the discussion of our results for the three months ended March 31, 2023 compared to three months ended March 31, 2022 below, the effects of the costs and savings related to the FME25 Program are presented on a net basis.

Other Trends

During 2022, we faced unprecedented challenges in the labor market, particularly in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs. While our turnover rates in the first quarter of 2023 continued to be above the comparable period in 2022, the quarter confirmed the trends towards a stabilizing labor environment in the United States. Additionally, while overall treatments remained relatively stable for the three months ended March 31, 2023 compared to three months ended March 31, 2022 as the annualization effect of COVID-19-related excess mortality continues to impact growth, the first quarter of 2023 has shown a trend towards improving treatment volumes as indicated in the table and related discussion on revenue for our consolidated and operating segment results, below.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Results of operations

Results of operations

in € M

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2023	2022	As reported	effects	Currency(1)

Revenue in € M	4,704	4,548	3	1	2
Costs of revenue	(3,555)	(3,374)	5	(1)	4
Selling, general and administrative costs in € M	(782)	(790)	(1)	(2)	(3)
Selling, general and administrative costs as a % of revenue	16.6	17.4
Research and development	(56)	(50)	12	(2)	10
Income from equity method investees	28	10	162	0	162
Other operating income(2)	117	129	(9)	(18)	9
Other operating expense(2)	(195)	(125)	55	26	81
Operating income in € M	261	348	(25)	3	(28)
Operating income margin	5.5	7.6
Interest income	12	14	(14)	(7)	(7)
Interest expense	(95)	(83)	14	(3)	11
Income tax expense	(45)	(67)	(33)	(3)	(36)
Net income	133	212	(37)	2	(39)
Net income attributable to noncontrolling interests	(47)	(55)	(13)	(3)	(16)
Net income attributable to shareholders of FMC AG & Co. KGaA	86	157	(45)	2	(47)
Basic earnings per share in €	0.29	0.54	(45)	2	(47)
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	For further information regarding the revised presentation of Other operating income and Other operating expense, see note 1 and note 3 c) of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of January 1, 2023, as mentioned above, we have restated the financial information for the comparable prior period(s) for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 12 of the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended March 31, 2023 compared to three months ended March 31, 2022

Revenue

in € M

			Change in %
	For the three months ended			Currency			Same Market
	March 31,			translation	Constant	Organic	Treatment
	2023	2022	As reported	effects	Currency(1)	growth	Growth(2)

Revenue in € M	4,704	4,548	3	1	2	2
Care Delivery segment	3,756	3,647	3	2	1	2	0.0
Thereof: U.S.	3,003	2,930	2	4	(2)	(1)	(0.3)
Thereof: International	753	717	5	(7)	12	12	0.5
Care Enablement segment	1,311	1,267	3	0	3	3
Inter-segment eliminations	(363)	(366)	(1)	1	(2)
Number of dialysis treatments	12,843,574	12,858,103	0
Patients	343,067	343,493	0
Clinics	4,060	4,153	(2)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

The increase in revenue as compared to the three months ended March 31, 2022 was driven by organic growth in both Care Delivery and Care Enablement (particularly outside the U.S. and including the effects of hyperinflation) (+2%), a positive impact from foreign currency translation (+1%) and an increase in dialysis days (+1%), partially offset by the absence of the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (-1%).

Care Delivery

Our U.S. operations as well as our operations outside the U.S. (“International”) contributed 67% and 33%, respectively, to the increase in Care Delivery revenue, which was driven by an increase in organic growth (+2%) and a positive impact from foreign currency translation (+2%), partially offset by the absence of the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (-1%). As of March 31, 2023, the number of patients treated in dialysis clinics that we own or operate in Care Delivery remained relatively stable as compared to March 31, 2022. Treatments in our Care Delivery segment remained relatively stable as compared to the three months ended March 31, 2022 as the effect of closed or sold clinics (-1%) was offset by an increase in dialysis days (+1%). During the three months ended March 31, 2023, we opened 4 dialysis clinics and combined or closed 60 clinics.

U.S.

In the U.S., the increase in revenue was driven by a positive impact from foreign currency translation (+4%), partially offset by a decrease in organic growth (-1%) and the absence of the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (-1%). Despite reimbursement rate increases in 2023, organic growth in the U.S. was negatively affected by the prior year impact of the reconciliation of revenues for the final performance year of our ESRD Seamless Care Organizations (ESCOs). In the U.S., 206,197 patients, an increase of 1% (March 31, 2022: 204,837) were treated in dialysis clinics that we own or operate. Treatments remained relatively stable at 7,709,803 for the three months ended March 31, 2023 as compared to 7,691,660 for the three months ended March 31, 2022. We owned or operated 2,636 dialysis clinics in the U.S. at March 31, 2023 as compared to 2,680 dialysis clinics at March 31, 2022. During the three months ended March 31, 2023, we opened 4 dialysis clinics and combined or closed 39 clinics.

International

In International, the increase in revenue was driven by an increase in organic growth (including the effects of hyperinflation) (+12%) and contributions from acquisitions (+1%), partially offset by a negative impact from foreign currency translation (-7%) and the effect of closed or sold clinics (-1%). There were 136,870 patients, a decrease of 1% (March 31, 2022: 138,656) treated in dialysis clinics that we own or operate in International. Treatments in International decreased by 1% to 5,133,771 for the three months ended March 31, 2023 as compared to 5,166,443 for the three months ended March 31, 2022 driven by the effect of closed or sold clinics (-2%), partially offset by Same Market Treatment Growth (+1%). We owned or operated 1,424 dialysis clinics in International at March 31, 2023 as compared to 1,473 dialysis clinics at March 31, 2022. During the three months ended March 31, 2023, we combined or closed 21 clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Care Enablement

The increase in Care Enablement revenue for the three-month period ended March 31, 2023 was primarily driven by critical care products (including both acute cardiopulmonary and acute treatment products) as well as higher sales of home hemodialysis products. The development of Care Enablement revenue reflected an increased demand of our products in certain countries (mainly China) as well as increased average sales prices for our products.

Operating income (loss)

in € M

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2023	2022	As reported	effects	Currency(1)

Operating income (loss) in € M	261	348	(25)	3	(28)
Care Delivery segment	284	298	(4)	5	(9)
Care Enablement segment	(24)	69	n.a.		n.a.
Inter-segment eliminations	(9)	(9)	7	(6)	1
Corporate	10	(10)	n.a		n.a
Operating income (loss) margin	5.5	7.6
Care Delivery segment	7.6	8.2
Care Enablement segment	(1.9)	5.5

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The decrease in our operating income was largely driven by the impacts from Legacy Portfolio Optimization, inflationary cost increases and the absence of the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute, partially offset by net savings associated with the FME25 Program. Further information regarding the specific drivers of our segment results are detailed below:

Care Delivery

Care Delivery operating income decreased primarily as a result of the absence, in 2023, of i) the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute, ii) the prior year impact from the reconciliation of revenues recorded for the final performance year of our ESCOs, and iii) government relief funding available for health care providers affected by the COVID-19 pandemic (including the suspension of U.S. Sequestration in 2022). The decrease was partially offset by net savings from the FME25 Program, a favorable impact from business growth, lower personnel expense and a positive impact from foreign currency translation effects.

Care Enablement

For the three months ended March 31, 2023, Care Enablement recorded an operating loss as compared to operating income for the three months ended March 31, 2022, primarily due to the impacts from Legacy Portfolio Optimization, inflationary cost increases and unfavorable foreign currency transaction effects, partially offset by a favorable impact from business growth (due to both volume and price impacts), net savings from the FME25 Program and lower supply chain costs.

Secondary performance indicators and other contributors to consolidated profit and loss

The increase in costs of revenue was primarily driven by increased costs associated with business growth, a negative impact from foreign currency translation effects and inflationary cost increases, partially offset by net savings from the FME25 Program.

Selling, general and administrative (SG&A) expense decreased slightly for the three months ended March 31, 2023 as compared to the prior year comparable period, mainly as net savings from the FME25 Program were mostly offset by a negative impact from foreign currency translation and a negative impact from business growth.

The increase in research and development expense was largely driven by higher costs for in-center program development, higher amortization of capitalized development costs, research and development activities at NxStage Medical, Inc., our subsidiary, and a negative impact from foreign currency translation, partially offset by lower costs for critical care program development.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP mainly due to increased sales of renal pharmaceuticals.

The decrease in other operating income was primarily driven by a negative impact from foreign currency translation and lower foreign exchange gains, partially offset by a favorable impact from the Humacyte Investment Remeasurement.

The increase in other operating expense was primarily driven by the impacts from Legacy Portfolio Optimization and unfavorable foreign currency transaction effects, partially offset by a positive impact from foreign currency translation.

Net interest expense increased by 20% to €83 M from €69 M, primarily due to refinancing activities (including increases of interest rates of several instruments) and a negative impact from foreign currency translation, partially offset by higher interest income related to certain investments and debt securities.

The effective tax rate increased to 25.0% from 24.0% for the same period of 2022 largely driven by higher tax provisions related to tax law changes and an increase in the proportionate share of non-deductible expenses and tax-free items as compared to taxable income (including the impact from Legacy Portfolio Optimization).

The decrease in net income attributable to noncontrolling interests was primarily due to lower earnings in entities in which we have less than 100% ownership and a negative impact from foreign currency translation.

The decrease in net income attributable to shareholders of FMC AG & Co. KGaA as a result of the combined effects of the items discussed above.

Basic earnings per share decreased for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to the decrease in net income attributable to shareholders of FMC AG & Co. KGaA described above. The average weighted number of shares outstanding for the period increased to 293.4 M on March 31, 2023 as compared to the prior year period (March 31, 2022: 293.0 M) due to the exercise of stock options.

We employed 125,231 people (total headcount) as of March 31, 2023 (March 31, 2022: 130,177). This 4% decrease was largely due to a reduction in hiring activities coupled with higher turnover rates, particularly in the United States and as a result of a reduction in clinics globally.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund the FME25 Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries.

As of March 31, 2023, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.3 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes.

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of March 31, 2023 and December 31, 2022.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	March 31,	December 31,
	2023	2022

Debt and lease liabilities (1)	13,266	13,213
Minus: Cash and cash equivalents	(1,224)	(1,274)
Net debt	12,042	11,939

Net income (2)	816	895
Income tax expense (2)	303	325
Interest income (2)	(66)	(68)
Interest expense (2)	372	360
Depreciation and amortization (2)	1,716	1,718
Adjustments(2), (3)	358	320
Adjusted EBITDA	3,499	3,550

Net leverage ratio	3.4	3.4

(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)	Last twelve months.
(3)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2023: -€17 M; 2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €53 M; 2022: €54 M), impairment loss (2023: €141 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €150 M; 2022: €155 M), Legal Form Conversion Costs (2023: €2 M), Legacy Portfolio Optimization (2023: €60 M), Net Gain Related to InterWell Health (2023: -€114 M; 2022: -€114 M), Humacyte Investment Remeasurement (2023: €80 M; 2022: €103 M), Hyperinflation in Turkiye (2023: €5 M; 2022: €5 M) and the Impacts Related to the War in Ukraine (2023: -€2 M; 2022: €19 M). See “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure),” above.

At March 31, 2023, we had cash and cash equivalents of €1,224 M (December 31, 2022: €1,274 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following table shows the cash flow performance indicators for the three months ended March 31, 2023 and 2022 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified

	For the three months ended
	March 31,
	2023	2022

Revenue	4,704	4,548
Net cash provided by (used in) operating activities	143	159
Capital expenditures	(142)	(162)
Proceeds from sale of property, plant and equipment	1	2
Capital expenditures, net	(141)	(160)
Free cash flow	2	(1)
Net cash provided by (used in) operating activities in % of revenue	3.0	3.5
Free cash flow in % of revenue	0.0	0.0

Net cash provided by (used in) operating activities

In the first three months of 2023, net cash provided by operating activities was €143 M, compared to €159 M in the first three months of 2022. Net cash provided by operating activities in percent of revenue remained relatively stable at 3% for the first three months of 2023 as compared to the first three months of 2022. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The slight decrease in net cash provided by operating activities in percent of revenue as compared to the first three months of 2022 was mainly as a result of an increase in certain working capital items and a decrease in net income (excluding non-cash impacts from Legacy Portfolio Optimization), mostly offset by the CMS’s recoupment of advanced payments, during 2022, received under the Medicare Accelerated and Advance Payment Program in 2020.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private payors. For the three months ended March 31, 2023, approximately 25% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 6 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our accounts receivable securitization program (Accounts Receivable Facility) and our bilateral credit lines. The Company and Fresenius SE have agreed to terminate the uncommitted revolving credit facility, effective upon conversion of the Company’s legal form (see note 6 of the notes to the consolidated financial statements (unaudited) included in this report). We expect that we will have adequate sources of financing available to us notwithstanding the termination of this facility under the aforementioned other facilities and instruments. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) of 76 days at March 31, 2023 (December 31, 2022: 68 days).

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above).

FRESENIUS MEDICAL CARE AG & Co. KGaA

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days

	March 31,	December 31,
	2023	2022	Increase/decrease primarily driven by:
Care Delivery	71	60	Seasonality in invoicing

Care Enablement	92	100	Improvement of payment collections in certain regions

FMC AG & Co. KGaA average days sales outstanding	76	68

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 10 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first three months of 2023 was €163 M as compared to net cash used in investing activities of €211 M in the comparable period of 2022. The following table shows a breakdown of our investing activities for the first three months of 2023 and 2022:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the three months ended March 31,
	2023	2022	2023	2022	2023	2022

Care Delivery	90	99	20	44	20	8
Care Enablement	51	61	29	35	7	19
Total	141	160	49	79	27	27

The majority of our capital expenditures in the first three months of 2023 was used for maintaining existing clinics and centers, equipping new clinics and centers, capitalization of certain development costs, capitalization of production capacity costs, IT implementation costs and capitalization of machines provided to our customers. Capital expenditures accounted for approximately 3% of total revenue in the first three months of 2023 as compared to approximately 4% of total revenue during the same period in 2022.

Investments in the first three months of 2023 were primarily comprised of purchases of debt securities. Divestitures in the first three months of 2023 were mainly related to the divestment of debt securities and equity investments.

Investments in the first three months of 2022 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first three months of 2022 were mainly related to the divestment of debt securities. Acquisitions in the first three months of 2022 related primarily to the purchase of dialysis clinics.

In 2023, we anticipate capital expenditures around €0.9 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business.

Net cash provided by (used in) financing activities

In the first three months of 2023, net cash provided by financing activities was €2 M as compared to net cash used in financing activities of €267 M in the first three months of 2022.

In the first three months of 2023, cash was mainly provided by drawings under the Accounts Receivable Facility and proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), partially offset by the repayment of lease liabilities (including lease liabilities from related parties), distributions to noncontrolling interests and the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties).

FRESENIUS MEDICAL CARE AG & Co. KGaA

In the first three months of 2022, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $700 M (€533 M as of the date of issuance) on January 31, 2022, the repayment of short-term debt from unrelated parties (including borrowings under our commercial paper program), the repayment of lease liabilities (including lease liabilities from related parties) and distributions to noncontrolling interests, partially offset by the utilization of the Accounts Receivable Facility, proceeds from long-term debt (including proceeds from the issuance of Schuldschein loans in an amount of €225 M) and short-term debt (including short-term debt from related parties). For further information, see note 7 of the notes to the consolidated financial statements (unaudited) included in this report.

Balance sheet structure

Total assets as of March 31, 2023 decreased by 1% to €35.5 billion as compared to €35.8 billion at December 31, 2022. In addition to a 2% negative impact resulting from foreign currency translation, total assets increased slightly to €36.1 billion as compared to €35.8 billion at December 31, 2022 primarily due to an increase in trade accounts and other receivables from unrelated parties (driven by seasonality in invoicing).

Current assets as a percent of total assets increased to 24% at March 31, 2023 as compared to 23% at December 31, 2022, as an increase in trade accounts and other receivables from unrelated parties as well as prepaid expenses and other current assets were, partially offset by a decrease in accounts receivable from related parties as well as cash and cash equivalents. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, remained stable at 43% at March 31, 2023 and December 31, 2022, respectively, as a decrease in equity (primarily due to currency translation adjustments) as well as an increase in long-term debt were offset by a decrease in lease liabilities from related and unrelated parties (current and non-current portion) and provisions and other liabilities (current and non-current portion). ROIC decreased to 3.0% at March 31, 2023 as compared to 3.3% at December 31, 2022. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 13 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (THOUS), except per share data

		For the three months
		ended March 31,
	Note	2023	2022
Revenue:
Health care services	3a	3,712,731	3,606,807
Health care products	3a	991,487	941,562
		4,704,218	4,548,369

Costs of revenue:
Health care services		3,022,039	2,899,969
Health care products		533,037	474,546
		3,555,076	3,374,515

Operating (income) expenses:
Selling, general and administrative		782,154	789,973
Research and development	3b	55,760	49,673
Income from equity method investees	12	(27,514)	(10,487)
Other operating income	3c	(117,471)	(128,857)
Other operating expense	3c	195,276	125,884
Operating income		260,937	347,668

Other (income) expense:
Interest income		(12,081)	(14,112)
Interest expense		94,653	83,209
Income before income taxes		178,365	278,571
Income tax expense		44,512	66,765
Net income		133,853	211,806
Net income attributable to noncontrolling interests		47,491	54,445
Net income attributable to shareholders of FMC AG & Co. KGaA		86,362	157,361
Basic earnings per share	3d	0.29	0.54
Diluted earnings per share	3d	0.29	0.54

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months
	ended March 31,
	2023	2022

Net income	133,853	211,806
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	—	(12,460)
FVOCI equity investments	—	8,667
Actuarial gain (loss) on defined benefit pension plans	(362)	143,186
Income tax (expense) benefit related to components of other comprehensive income not reclassified	94	(43,040)
	(268)	96,353
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(326,841)	285,337
FVOCI debt securities	7,989	(18,989)
Gain (loss) related to cash flow hedges	598	1,600
Cost of hedging	707	767
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(1,775)	2,688
	(319,322)	271,403

Other comprehensive income (loss), net of tax	(319,590)	367,756
Total comprehensive income	(185,737)	579,562

Comprehensive income attributable to noncontrolling interests	21,453	79,467
Comprehensive income (loss) attributable to shareholders of FMC AG & Co. KGaA	(207,190)	500,095

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	March 31, 2023	December 31, 2022

Assets
Cash and cash equivalents		1,223,890	1,273,787
Trade accounts and other receivables from unrelated parties		3,905,922	3,574,270
Accounts receivable from related parties	4	89,370	140,072
Inventories	5	2,328,028	2,296,214
Other current assets		1,014,505	919,112
Total current assets		8,561,715	8,203,455

Property, plant and equipment		4,030,260	4,152,682
Right-of-use assets		4,051,619	4,187,126
Intangible assets	2	1,416,795	1,518,677
Goodwill		15,478,401	15,791,181
Deferred taxes		307,416	312,679
Investment in equity method investees	12	798,025	773,724
Other non-current assets		856,284	814,590
Total non-current assets		26,938,800	27,550,659
Total assets		35,500,515	35,754,114

Liabilities
Accounts payable to unrelated parties		822,336	813,255
Accounts payable to related parties	4	91,231	118,083
Current provisions and other current liabilities		3,322,329	3,355,144
Short-term debt from unrelated parties	6	699,736	665,013
Short-term debt from related parties	6	13,204	4,000
Current portion of long-term debt	7	696,679	694,062
Current portion of lease liabilities from unrelated parties		633,397	649,844
Current portion of lease liabilities from related parties	4	24,888	23,981
Income tax liabilities		188,037	143,932
Total current liabilities		6,491,837	6,467,314

Long-term debt, less current portion	7	7,327,586	7,170,734
Lease liabilities from unrelated parties, less current portion		3,740,774	3,875,216
Lease liabilities from related parties, less current portion	4	129,550	129,722
Non-current provisions and other non-current liabilities		1,135,039	1,183,910
Pension liabilities		521,937	514,219
Income tax liabilities		26,697	27,345
Deferred taxes		900,165	936,475
Total non-current liabilities		13,781,748	13,837,621
Total liabilities		20,273,585	20,304,935

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of March 31, 2023 (December 31, 2022: 293,413,449)		293,413	293,413
Additional paid-in capital		3,365,090	3,372,799
Retained earnings		10,851,420	10,711,709
Accumulated other comprehensive income (loss)		(682,020)	(388,468)
Total FMC AG & Co. KGaA shareholders’ equity		13,827,903	13,989,453
Noncontrolling interests		1,399,027	1,459,726
Total equity		15,226,930	15,449,179
Total liabilities and equity		35,500,515	35,754,114

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the three months ended
		March 31,
	Note	2023	2022
Operating activities
Net income		133,853	211,806

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	12	437,814	418,957
Change in deferred taxes, net		(22,373)	(9,295)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(25,900)	(3,636)
Income from equity method investees	12	(27,514)	(10,487)
Interest expense, net		82,571	69,097
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(406,332)	(232,854)
Inventories		(88,394)	(62,058)
Other current and non-current assets		(8,147)	57,848
Accounts receivable from related parties		49,484	(17,641)
Accounts payable to related parties		(25,224)	(53,197)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		61,349	(161,688)
Income tax liabilities		79,590	61,891
Received dividends from investments in equity method investees		1,033	297
Paid interest		(77,255)	(79,484)
Received interest		11,855	13,442
Paid income taxes		(33,575)	(44,301)
Net cash provided by (used in) operating activities		142,835	158,697

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(142,131)	(162,086)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(4,195)	(36,227)
Investments in debt securities		(45,886)	(42,665)
Proceeds from sale of property, plant and equipment		1,638	2,232
Proceeds from divestitures		12,267	13,961
Proceeds from sale of debt securities		15,030	13,469
Net cash provided by (used in) investing activities		(163,277)	(211,316)

Financing activities
Proceeds from short-term debt from unrelated parties		93,346	112,262
Repayments of short-term debt from unrelated parties		(57,584)	(324,342)
Proceeds from short-term debt from related parties		10,204	68,000
Repayments of short-term debt from related parties		(1,000)	—
Proceeds from long-term debt		6,472	233,362
Repayments of long-term debt		(14,193)	(640,088)
Repayments of lease liabilities from unrelated parties		(179,670)	(175,294)
Repayments of lease liabilities from related parties		(6,413)	(5,544)
Increase (decrease) of accounts receivable facility		232,989	520,202
Proceeds from exercise of stock options		—	792
Distributions to noncontrolling interests		(83,469)	(66,410)
Contributions from noncontrolling interests		1,332	10,419
Net cash provided by (used in) financing activities		2,014	(266,641)
Effect of exchange rate changes on cash and cash equivalents		(31,469)	10,947
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(49,897)	(308,313)
Cash and cash equivalents at beginning of period		1,273,787	1,481,655
Cash and cash equivalents at end of period		1,223,890	1,173,342

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders’ equity

For the three months ended March 31, 2023 and 2022 (unaudited)

Consolidated statements of shareholders´ equity

in € THOUS, except share data

						Accumulated other comprehensive income
		Ordinary shares				(loss)
										Total FMC AG
				Additional		Foreign				& Co. KGaA
		Number of	No par	paid in	Retained	currency	Cash flow		Fair value	shareholders’	Non-controlling
	Note	shares	value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2021		293,004,339	293,004	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037
Proceeds from exercise of options and related tax effects		22,940	23	1,151	—	—	—	—	—	1,174	—	1,174
Transactions with noncontrolling interests without loss of control		—	—	(690)	—	—	—	—	—	(690)	229	(461)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	268	268
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(55,423)	(55,423)
Put option liabilities	11	—	—	—	35,135	—	—	—	—	35,135	—	35,135
Transfer of cumulative gains/losses of equity investments		—	—	—	8,542	—	—	—	(8,542)	—	—	—
Net Income		—	—	—	157,361	—	—	—	—	157,361	54,445	211,806
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	263,402	(170)	(3,161)	244	260,315	25,022	285,337
Cash flow hedges, net of related tax effects		—	—	—	—	—	1,683	—	—	1,683	—	1,683
Pensions, net of related tax effects		—	—	—	—	—	—	100,271	—	100,271	—	100,271
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	(19,535)	(19,535)	—	(19,535)
Comprehensive income		—	—	—	—	—	—	—	—	500,095	79,467	579,562
Balance at March 31, 2022		293,027,279	293,027	2,891,737	11,027,178	(719,104)	(7,602)	(272,888)	22,149	13,234,497	1,304,795	14,539,292

Balance at December 31, 2022		293,413,449	293,413	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179
Transactions with noncontrolling interests without loss of control		—	—	(7,709)	—	—	—	—	—	(7,709)	(17,317)	(25,026)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	(12,857)	(12,857)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(51,978)	(51,978)
Put option liabilities	11	—	—	—	53,349	—	—	—	—	53,349	—	53,349
Net Income		—	—	—	86,362	—	—	—	—	86,362	47,491	133,853
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	(303,972)	7	2,864	298	(300,803)	(26,038)	(326,841)
Cash flow hedges, net of related tax effects		—	—	—	—	—	1,002	—	—	1,002	—	1,002
Pensions, net of related tax effects		—	—	—	—	—	—	(268)	—	(268)	—	(268)
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	6,517	6,517	—	6,517
Comprehensive income		—	—	—	—	—	—	—	—	(207,190)	21,453	(185,737)
Balance at March 31, 2023		293,413,449	293,413	3,365,090	10,851,420	(511,182)	382	(152,930)	(18,290)	13,827,903	1,399,027	15,226,930

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA (FMC AG & Co. KGaA or the Company), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany, is the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, “FMC AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC AG & Co. KGaA.

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments. The term “Care Enablement” refers to the Company’s Care Enablement operating segment and the term “Care Delivery” refers to the Care Delivery operating segment. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. Due to the change in the Company’s operating structure, the Company has adjusted the prior year financial information for its operating segments in order to conform to the current year’s presentation. For further discussion of the Company’s operating and reportable segments, see note 12.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the 2022 Form 20-F) in accordance with IAS 1, Presentation of Financial Statements.

The interim consolidated financial statements at March 31, 2023 and for the three-months ended March 31, 2023 and 2022 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2022 Form 20-F. The preparation of interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in its Argentine, Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the gain or loss on net monetary position on a country-specific basis for the three months ended March 31, 2023. The ongoing re-translation effects of hyperinflationary accounting and its impact on comparative amounts are recorded in other comprehensive income (loss) within the Company’s interim consolidated financial statements. The subsequent gains or losses on net monetary position are recorded in other operating income and other operating expense, respectively, within the Company’s consolidated statements of income and within Other current and non-current assets within the Company’s consolidated statements of cash flows.

Inputs for the calculation of (gains) losses on net monetary positions

	Argentina	Lebanon	Turkiye
Date of IAS 29 initial application	July 1, 2018	December 31, 2020	June 30, 2022
Consumer price index	National Institute of Statistics & Censuses	Central Administration of Statistics	Turkish Statistical Institute
Index at March 31, 2023	1,381.2	3,710.5	1,269.8
Calendar year increase	22%	81%	13%
(Gain) loss on net monetary position in € THOUS	15,044	(772)	247

The effective tax rates of 25.0% for the three months ended March 31, 2023 (24.0% for the three months ended March 31, 2022), are recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements.

The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results of operations for the year ending December 31, 2023.

In connection with the implementation of the Company’s new global operating model as noted above, the Company performed a reallocation of goodwill to the segments under its new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. Goodwill which was attributable to the respective cash generating units (CGUs) was directly allocated. The remaining goodwill was allocated to the respective CGUs based on the average of the CGUs’ budgeted profit and loss contribution of the following three years in order to capture the synergies created in Care Enablement when acquiring an entity or assets in Care Delivery. One group of CGUs was identified in each of the Company’s operating segments (Care Enablement and Care Delivery) as of January 1, 2023 with no indication of impairment.

Goodwill as of March 31, 2023 was €15,478,401 (January 1, 2023: €15,791,181), thereof €13,365,051 (January 1, 2023: €13,642,445) in Care Delivery and €2,113,350 (January 1, 2023: €2,148,735) in Care Enablement.

In the first quarter of 2023, the market capitalization of the Company increased by 28% to €11,472,466 at March 31, 2023 (December 31, 2022: €8,969,649). However, the market capitalization remains below total FMC AG & Co. KGaA shareholders’ equity, which decreased by 1% to €13,827,903 at March 31, 2023 (December 31, 2022: €13,989,453).

Due to the carrying amount of net assets exceeding the Company’s market capitalization, an increase in interest rates and ongoing uncertainties in the macroeconomic environment, the Company reviewed the impacts on the goodwill impairment test, which was performed for goodwill reallocation purposes as of January 1, 2023. During the first quarter of 2023, the Company compared the carrying amounts of its CGUs, Care Delivery and Care Enablement, to the respective CGU’s value in use, using the free cash flows of the CGUs considered in the impairment test as of January 1, 2023, the Company updated its free cash flow projections with the results of the latest available assessments. The projections were prepared based on the status of current initiatives without considering any growth and improvement from initiatives related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program) which have not yet commenced as of March 31, 2023.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table shows the key assumptions of value-in-use calculations, which are presented based upon the goodwill impairment test performed as of March 31, 2023.

Key assumptions

in %

	Care Delivery	Care Enablement
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit
Average EBIT growth in ten year projection period	high-single-digit	low-double-digit
Residual value growth	1.00	1.00
Pre-tax WACC	9.65	9.02
After-tax WACC	7.37	6.80

For a detailed description of the impairment test procedure, see notes 1 g) and 2 a) of the consolidated financial statements contained in the 2022 Form 20-F. As of March 31, 2023, the impairment test procedure was performed on our new operating segments (Care Delivery and Care Enablement). The assessment did not result in any indication of impairment as of March 31, 2023. Management continues to monitor the situation.

The recoverable amount of the Care Enablement group of CGUs exceeded the carrying amount by €683,082, as of March 31, 2023. Based on the assessment performed, the sensitivity analyses for this cash generating unit showed that an impairment loss would not be required to be recognized even if the after-tax discount rate of 6.8% were to increase by 6%.

The operating income margin of each projection year would need to decline by 0.76 percentage points for Care Enablement in order for the recoverable amount (value in use) to equal the carrying amount.

In the consolidated statements of income, Costs of revenue in the amount of €84,241 for the three months ended March 31, 2022 have been revised from “Selling, general and administrative” expense to more appropriately reflect these expenses and disclose these amounts in accordance with the way in which management reviews the new operating segments starting on January 1, 2023 alongside the transformation of the Company’s operating segments in connection with the FME25 Program. This revision was a result of an evaluation of internal and external reporting by management with a goal of increasing transparency and aligning financial information which management believes is more relevant to an understanding of the Company’s financial performance. This evaluation led to a voluntary refinement to the Company’s policy regarding the presentation of certain expenses by which expense classification is determined on a group-wide cost center approach, expenses aligned to providing services and involved in generating revenue are allocated to Costs of revenue and expenses aligned with administrative functions and activities are classified as Selling, general and administrative expenses.

Additionally, the Company elected to voluntarily present Other operating income and Other operating expense separately in the consolidated statements of income. For the three months ended March 31, 2022, Other operating income and Other operating expense in the amount of €128,857 and €125,884, respectively, have been revised from “Selling, general and administrative” expense to conform to the current year’s presentation, which was revised in connection with the FME25 Program in order to harmonize external reporting to the way in which management reviews the Company’s results and to provide more relevant information to users of its financial statements. Other operating income and expense includes, but is not limited to, foreign exchange gains and losses, gains and losses on right-of-use assets and from the sale of fixed assets and clinics, the impacts from the revaluation of certain investments and certain income and expenses incurred in connection with certain strategic divestiture programs. For further information regarding the material components of Other operating income and expense, see note 3 c).

On May 9, 2023, the Management Board authorized the issuance of the Company’s interim consolidated financial statements (unaudited).

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its interim consolidated financial statements at and for the three months ended March 31, 2023 in conformity with IFRS that have to be applied for the interim periods starting on or after January 1, 2023. In the three months ended March 31, 2023, the Company applied the following new standard relevant for its business for the first time:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17). In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts.

The Company provides reinsurance to a health care insurer of end-stage renal diseases. Premium revenue is received throughout the year based on claims experience. For this reinsurance contract, the Company applies the premium allocation approach (PAA) under IFRS 17 as the contract boundary of the cash flows is one year or less. On initial recognition of the liability for incurred claims, the estimation and valuation process remains unchanged as compared to the application of IFRS 4. The subsequent measurement of the insurance liability is based on the estimated cost of settling the claims incurred, but not yet recorded (IBNR). IBNR is estimated using actual paid claim data and applying historical claim completion factors, which may include the effects of both inflationary and socio-economic factors as well as using past experience adjusted for current trends and any other factors that would modify past experience. Regarding the measurement of the liability for the remaining coverage, the liability is equal to the premiums received less any insurance acquisition cash flows. Any insurance acquisition cash flows will be expensed when incurred. The Company does not consider the effects and time value of money when measuring the liability for the remaining coverage as the related cash flows are expected to be paid or received within one year or less from the date the claims are incurred. The Company does not receive any premiums in advance. As a result, the liability for the remaining coverage is zero.

The Company has applied the modified retrospective approach at the date of transition due to the impracticability of collecting cash flow estimations and risk adjustments for non-financial risk at the date of initial recognition of the reinsurance contract. Insurance premium revenues are recognized based upon the passage of time, therefore the pattern of revenue recognition has not changed with the application of IFRS 17. IFRS 17 did not have a material impact on the Company’s accounting for liabilities, net income or retained earnings, specifically as it relates to the Company’s reinsurance contract. For additional information regarding revenues from insurance contracts, see note 3 a) below.

The following table shows a reconciliation the Company’s sole portfolio of insurance contracts, which reconciles the insurance contract receivables (liabilities) as of March 31, 2023 in accordance with IFRS 17 which is recognized in the consolidated balance sheet within Trade accounts and other receivables from unrelated parties:

Insurance contract receivables and liabilities

in € THOUS

	2023
	Present value of	Risk adjustment for
	future cash flows	non-financial risk	Total
Insurance contract receivables (liabilities) as at Jan 1,	18,085	(1,801)	16,284
Incurred claims and other directly attributable expenses	(108,549)	779	(107,770)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC	(21,222)	—	(21,222)
Claims and other directly attributable expenses paid	—	—	—
Premium revenue	140,396	—	140,396
Foreign currency translation and other changes	(489)	25	(464)
Insurance contract receivables (liabilities) as at March 31,	28,221	(997)	27,224

Recent accounting pronouncements not yet adopted

In the Company’s view, there were no pronouncements issued by the IASB which have not yet been adopted that are expected to have a material impact on the consolidated financial statements.

2.    Acquisitions, business combinations, investments (including debt securities) and purchases of intangible assets

The Company completed acquisitions, investments (including debt securities) and the purchase of intangible assets in the amount of €50,081 and €82,706 for the three months ended March 31, 2023 and 2022, respectively.

On August 24, 2022 (Acquisition Date), the Company completed a business combination among Fresenius Health Partners, Inc. (FHP), the value-based care division of the Company’s wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc. (Cricket), a U.S. provider

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

of value-based kidney care with a patient engagement and data platform. The new company, InterWell Topco L.P. (NewCo), operates under the InterWell Health brand.

This business combination was conducted as a non-cash transaction. The contributions of the net assets of InterWell Health LLC and Cricket were accounted for as a business combination in accordance with IFRS 3. The Company’s contribution of the net assets of FHP was recorded under common control at their respective carrying values at the Acquisition Date and the reduction of the Company’s interest in FHP, in exchange for net assets received of InterWell Health LLC and Cricket, was accounted for as an equity transaction. Upon consummation of the business combination described above, the Company holds approximately 75% of NewCo. The former owners of Cricket and InterWell Health LLC hold approximately 17% and 8%, respectively, as noncontrolling interests in NewCo.

The Company is in the process of reviewing and finalizing the information necessary for the purchase price allocation, including, but not limited to, the final capital interest allocation. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill within one year from the Acquisition Date. Goodwill initially recorded in connection with the transaction was $703,070 (€707,742), which has subsequently been reduced by $43,519 (€43,809) during the fourth quarter of 2022 to account for changes in the purchase price allocation.

3.    Notes to the consolidated statements of income

a)    Revenue

Due to the change in the Company’s operating structure as well as the implementation of IFRS 17, the Company has adjusted the prior year financial information below in order to conform to the current year’s presentation.

The Company has recognized the following revenue in the consolidated statements of income for the three months ended March 31, 2023 and 2022:

Revenue

in € THOUS

	For the three months ended March 31, 2023
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

Health care services	3,572,335	140,396	—	3,712,731
Health care products	976,569	—	14,918	991,487
Total	4,548,904	140,396	14,918	4,704,218

	For the three months ended March 31, 2022
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

Health care services	3,492,515	114,292	—	3,606,807
Health care products	911,982	—	29,580	941,562
Total	4,404,497	114,292	29,580	4,548,369

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table contains a disaggregation of revenue by categories for the three months ended March 31, 2023 and 2022:

Disaggregation of revenue by categories

in € THOUS

	For the three months ended March 31,
	2023	2022
Care Delivery
US	3,002,715	2,929,938
International	752,832	717,451
Total (1)	3,755,547	3,647,389

Care Enablement
Total (including inter-segment revenues) (1)	1,310,529	1,267,269
Inter-segment eliminations	(361,858)	(366,289)
Total Care Enablement revenue external customers	948,671	900,980
Total	4,704,218	4,548,369

(1)	For further information on segment revenues, see note 12.

b)    Research and development expenses

Research and development expenses of €55,760 for the three months ended March 31, 2023 (for the three months ended March 31, 2022: €49,673) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €2,428 (for the three months ended March 31, 2022: €2,066).

c)    Other operating income and Other operating expense

Other operating income of €117,471 for the three months ended March 31, 2023 (for the three months ended March 31, 2022: €128,857) included foreign exchange gains of €72,140 (for the three months ended March 31, 2022: €105,620), gains on right-of-use assets, from the sale of fixed assets and clinics of €13,625 (for the three months ended March 31, 2022: €14,094) and other operating income items of €31,706 including the impacts from the revaluation of certain investments (for the three months ended March 31, 2022: €9,143).

Other operating expense of €195,276 for the three months ended March 31, 2023 (for the three months ended March 31, 2022: €125,884) included foreign exchange losses of €84,403 (for the three months ended March 31, 2022: €101,417), losses on right-of-use assets, from the sale of fixed assets, clinics and investments of €10,539 (for the three months ended March 31, 2022: €10,327) and other operating expense items of €100,334 (for the three months ended March 31, 2022: €14,140) primarily related to strategic divestiture program expenses identified during the review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). During the three months ended March 31, 2023, expenses associated with Legacy Portfolio Optimization in the amount of €83,439 related to the cessation of a dialysis cycler development program and comprised of the derecognition of capitalized development costs as well as termination costs (including certain contractual obligation expenses) (€59,113) and the impairment of intangible assets (licenses and distribution rights) and tangible assets (€24,326).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three months ended March 31, 2023 and 2022:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended
	March 31,
	2023	2022
Numerator:
Net income attributable to shareholders of FMC AG & Co. KGaA	86,362	157,361

Denominators:
Weighted average number of shares outstanding	293,413,449	293,007,109
Potentially dilutive shares	—	71,206

Basic earnings per share	0.29	0.54
Diluted earnings per share	0.29	0.54

e)    Impacts of severe acute respiratory syndrome coronavirus 2 (COVID-19)

The Company provides life-sustaining dialysis treatments and other critical health care services and products to patients. The Company’s patients need regular and frequent dialysis treatments, or else they face significant adverse health consequences that could result in hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, partially offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support health care providers and patients.

The Company recorded €1,706 and €18,191 for the three months ended March 31, 2023 and 2022, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. During the three months ended March 31, 2022, the Company received an additional $2,306 (€2,056), in U.S. Department of Health and Human Services (HHS) funding available for health care providers affected by the COVID-19 pandemic. During the three months ended March 31, 2023, the Company did not receive additional funding from HHS. The remaining amount of U.S. government grants received recorded in deferred income was $3,629 (€3,337) and $6,104 (€5,723) at March 31, 2023 and December 31, 2022, respectively.

4.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at March 31, 2023. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively Fresenius SE Companies) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (FMCH) purchases heparin supplied by Fresenius Kabi USA, Inc. (Kabi USA), through an independent group purchasing organization (GPO). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the CMS Comprehensive End-Stage Renal Disease (ESRD) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. These ESCOs are expected to be dissolved during the second quarter of 2023.

In October 2019, CMS released a request for applications to participate in its new Comprehensive Kidney Care Contracting (CKCC) model. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (KCE). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. As of March 31, 2023, the Company was participating in 24 KCEs (December 31, 2022: 20). The Company entered into participation/service agreements with these KCEs, which are accounted for as equity method investees. Due to the uncertainty regarding amounts to be reimbursed by CMS, the Company records revenue in arrears for these KCEs once reconciliations of reimbursement amounts have been provided by CMS.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the three months ended		For the three months ended
	March 31, 2023		March 31, 2022		March 31, 2023		December 31, 2022
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	35	8,067	26	12,752	—	660	26	2,820
Fresenius SE affiliates	1,942	14,558	967	24,057	748	8,443	1,168	8,585
Equity method investees(2)	(5,461)	—	25,174	—	64,486	—	120,507	—
Total	(3,484)	22,625	26,167	36,809	65,234	9,103	121,701	11,405

Products
Fresenius SE affiliates	18,335	10,738	14,546	9,121	21,175	8,391	16,078	5,826
Equity method investees	—	87,291	—	86,622	—	72,217	—	73,563
Total	18,335	98,029	14,546	95,743	21,175	80,608	16,078	79,389

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,371 and €6,520 at March 31, 2023 and December 31, 2022, respectively.
(2)	For the three months ended March 31, 2023, sales of goods and services to equity method investees included a $7,106 (€6,623) adjustment to savings received in connection with the Company’s KCEs based on an adjustment in CMS’s calculated savings rate for the first performance year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the three months ended March 31, 2023			For the three months ended March 31, 2022			March 31, 2023		December 31, 2022
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	2,088	255	230	1,957	135	370	36,600	37,881	38,688	39,626
Fresenius SE affiliates	4,452	430	—	3,625	95	—	115,315	116,557	112,684	114,077
Total	6,540	685	230	5,582	230	370	151,915	154,438	151,372	153,703

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

The Company receives short-term financing from and, in previous periods, provided short-term financing to Fresenius SE. In February 2023, the Company ended its participation in Fresenius SE’s cash management system, which was previously utilized for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. The Company established its own cash management system in March 2023. As of March 31, 2023 and December 31, 2022, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €454 and €1,477, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022. The loan repayment is currently due on April 21, 2027 with an interest rate of 1.3348%. Upon effectiveness of the conversion of our legal form, Management AG has the right to receive the amounts borrowed at any time.

At March 31, 2023 and December 31, 2022, the Company borrowed from Fresenius SE in the amount of €10,204 at an interest rate of 3.524%and €1,000 at an interest rate of 2.468%, respectively. For further information on this loan agreement, see note 6.

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €7,675 and €8,178 for its management services during the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023 and December 31, 2022, the Company had accounts receivable from the General Partner in the amount of €2,507 and €816, respectively. As of March 31, 2023 and December 31, 2022, the Company had accounts payable to the General Partner in the amount of €1,520 and €27,289, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

5.   Inventories

At March 31, 2023 and December 31, 2022, inventories consisted of the following:

Inventories

in € THOUS

	March 31,	December 31,
	2023	2022

Finished goods	1,375,472	1,310,995
Health care supplies	503,930	553,821
Raw materials and purchased components	323,238	306,994
Work in process	125,388	124,404
Inventories	2,328,028	2,296,214

6.    Short-term debt

At March 31, 2023 and December 31, 2022, short-term debt consisted of the following:

Short-term debt

in € THOUS

	March 31,	December 31,
	2023	2022
Commercial paper program	572,605	495,424
Borrowings under lines of credit	127,055	169,511
Other	76	78
Short-term debt from unrelated parties	699,736	665,013
Short-term debt from related parties (see note 4 c)	13,204	4,000
Short-term debt	712,940	669,013

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2023 and December 31, 2022, cash and borrowings under lines of credit in the amount of €119,339 and €80,603, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of March 31, 2023 was €1,343,229 (December 31, 2022: €1,354,390) and short-term debt from unrelated parties was €819,075 (December 31, 2022: €745,616).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At March 31, 2023, the outstanding commercial paper amounted to €574,000 (December 31, 2022: €496,500).

Short-term debt from related parties

The Company is party to an uncommitted revolving facility, as borrower, under which it may request and receive one or more short-term advances up to an aggregate amount of €600,000 with Fresenius SE, as lender. The uncommitted revolving facility is unsecured, may be terminated by either party upon one month’s notice and was effective beginning August 1, 2022. The Company and Fresenius SE have agreed to terminate the uncommitted revolving credit facility, effective upon conversion of the Company’s legal form. For further information on short-term debt from related parties, see note 4 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

7.    Long-term debt

As of March 31, 2023 and December 31, 2022, long-term debt consisted of the following:

Long-term debt

in € THOUS

	March 31,	December 31,
	2023	2022

Schuldschein loans	224,628	224,612
Bonds	7,331,094	7,389,365
Accounts Receivable Facility	321,767	93,725
Other	146,776	157,094
Long-term debt	8,024,265	7,864,796
Less current portion	(696,679)	(694,062)
Long-term debt, less current portion	7,327,586	7,170,734

Accounts Receivable Facility

The Company has an accounts receivable securitization program (Accounts Receivable Facility) with a maximum capacity of $900,000 (€768,049 at the date of execution) and an ending term date of August 11, 2024.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2023 and December 31, 2022:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available (1)		Balance outstanding (2)
	March 31, 2023		March 31, 2023

Accounts Receivable Facility	$900,000	€827,586	$350,000	€321,839

	Maximum amount available (1)		Balance outstanding (2)
	December 31, 2022		December 31, 2022

Accounts Receivable Facility	$900,000	€843,804	$100,000	€93,756

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $18,332 and $12,532 (€16,857 and €11,750) at March 31, 2023 and December 31, 2022, respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2023 and December 31, 2022. However, the letters reduce available borrowings under the Accounts Receivable Facility.

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of March 31, 2023.

8.    Capital management

As of March 31, 2023 and December 31, 2022 total equity in percent of total assets was 42.9% and 43.2%, respectively, and debt and lease liabilities in percent of total assets was 37.4% and 37.0%, respectively.

The Company’s financing structure and business model are reflected in the credit ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch. On February 24, 2023, Standard & Poor’s downgraded the Company’s corporate credit rating from BBB to BBB- and revised the outlook from stable to negative. On February 27, 2023, Moody’s confirmed the Company’s corporate credit rating and revised the outlook from stable to negative, while Fitch placed the Company’s corporate credit rating on rating watch negative. The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Rating (1)

	Standard & Poor´s	Moody´s	Fitch (2)

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	negative	negative	rating watch negative

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.
(2)	Fitch indicated that it expects to downgrade the Company’s rating by no more than one notch (to below investment grade) if the proposed conversion takes effect.

9.    Share-based plans

On March 1, 2023, 276,587 performance shares with a total fair value of €8,896 were allocated under the Management Board Long Term Incentive Plan 2020 to the members of the Management Board and to certain former members of the Management Board. Of this number, 212,148 performance shares with a total fair value of €6,829 relate to members of the Management Board and 64,439 performance shares with a total fair value of €2,067 relate to certain former members of the Management Board. These amounts will be amortized over the three-year vesting period. The weighted average fair value per performance share at the allocation date was €32.16.

10.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (FCPA) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (NPA) with the DOJ and a separate agreement with the SEC (SEC Order) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor (the Monitor). Due in part to COVID-19 pandemic restrictions, the monitorship faced certain delays, but the Company is working to complete all its obligations under the resolution with the DOJ and SEC. The Monitor certified to the Company’s implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. The DOJ and SEC have accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company’s remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company continues to react to post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the total $250,000 (€203,732) settlement under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, encompassing its contribution of $30,000 (€24,448) to the personal injury settlement plus $30,000 (€24,448) in related but uninsured fees and costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

As litigation proceeded, the parties refined their positions, resulting in AIG requesting recovery of approximately $60,000 (€48,896) of its settlement outlay and FMCH requesting $108,000 (€88,012) in defense fees and costs. The parties filed multiple, cross motions for summary judgment. On January 12, 2023, the trial court decided these motions. Among its rulings, the court largely rejected both FMCH’s theories for recovering defense costs and AIG’s theories for recovering settlement funding. However, the trial court denied both parties’ motions on one issue and severed and continued that issue for trial. Trial on this remaining issue is scheduled to begin March 11, 2024. Both parties have preserved appeals from the court’s summary judgment rulings.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (USAO) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. Thereafter, the USAO conducted an investigation, in which FMCH cooperated, and declined to intervene in the matter. After the United States District Court for Maryland unsealed the 2014 relator’s qui tam complaint that gave rise to the investigation, the relator served the complaint and proceeded on his own by filing an amended complaint, which FMCH moved to dismiss on multiple grounds. On October 5, 2021, on FMCH’s motion, the District Court for Maryland transferred the case to the United States District Court for Massachusetts. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627. On December 5, 2022, the Massachusetts District Court granted FMCH’s motion and dismissed the case with prejudice. Relator has filed an appeal.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. After the Brooklyn USAO completed its investigation, in which FMCH cooperated, and declined to intervene on the qui tam complaint that gave rise to the investigation, the relator proceeded with litigation on its own. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). On August 3, 2021, the District Court granted FMCH’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On December 20, 2022, the United States Court of Appeals for the Second Circuit denied the relator’s appeal and affirmed the dismissal. The relator’s petition for rehearing en banc was denied.

In 2014, two New York physicians filed under seal a qui tam complaint in the United States District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. As previously disclosed, on October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating its investigation now seen to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. The United States’ and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH expects to defend the allegations asserted in the litigation now proceeding.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (Shiel), which FMCH acquired in October 2013. FMCH advised the USAO that, under the asset sale provisions of its 2013 Shiel acquisition, it was not responsible for Shiel’s conduct prior to the date of the acquisition. On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations. Nonetheless, FMCH cooperated in the Brooklyn USAO’s investigation.

On June 14, 2022, the Brooklyn USAO declined to intervene on two anonymous relator complaints that underlay the investigation. The relators, who remain anonymous, are proceeding with litigation at their own expense against both Shiel and FMCH entities, alleging that the defendants wrongly caused government payers to pay for laboratory tests that were falsely or improperly invoiced and retaliated

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

against relators for objecting to the alleged misconduct. Relator v. Shiel Medical Laboratory, 1:16-cv-01090 (E.D.N.Y. 2016); Relator v. Shiel Holdings, 1:17-cv-02732 (E.D.N.Y. 2017). FMCH will defend allegations directed against entities it controls.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. (DaVita) involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position) and litigation is continuing. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH cooperated in the investigation.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (Hessischer Beauftragter für Datenschutz und Informationsfreiheit or HBDI). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request and cooperate with them, and it is working to provide the relevant information.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American division from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (OSHA) under the Sarbanes-Oxley Act of 2002 and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.).

The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department, and subsequently terminated from employment as part of the FME25 Program, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017.

As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company.

Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) and grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of previously reported, but resolved, investigation by agencies of the United States and litigation against United Healthcare. FMCH is cooperating in the District of Columbia investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny.The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the upper double-digit million range. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $593,491 (€545,739). As of March 31, 2023, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

11.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at March 31, 2023 and December 31, 2022:

Carrying amount and fair value of financial instruments

in € THOUS

March 31, 2023	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,095,625	128,265	—	—	1,223,890	128,265	—	—
Trade accounts and other receivables from unrelated parties	3,825,239	—	—	80,683	3,905,922	—	—	—
Accounts receivable from related parties	89,370	—	—	—	89,370	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	8,888	8,888	—	8,888	—
Derivatives - not designated as hedging instruments	—	33,142	—	—	33,142	—	33,142	—
Equity investments	—	100,348	69,671	—	170,019	52,033	70,853	47,133
Debt securities	—	105,953	366,584	—	472,537	472,537	—	—
Other financial assets(1)	127,742	—	—	122,710	250,452	—	—	—
Other current and non-current assets	127,742	239,443	436,255	131,598	935,038	—	—	—
Financial assets	5,137,976	367,708	436,255	212,281	6,154,220	—	—	—
								—
Accounts payable to unrelated parties	822,336	—	—	—	822,336	—	—	—
Accounts payable to related parties	91,231	—	—	—	91,231	—	—	—
Short-term debt	712,940	—	—	—	712,940	—	—	—
Long-term debt	8,024,265	—	—	—	8,024,265	6,490,894	692,751	—
Lease liabilities	—	—	—	4,528,609	4,528,609	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	150	150	—	150	—
Derivatives - not designated as hedging instruments	—	3,991	—	—	3,991	—	3,991	—
Variable payments outstanding for acquisitions	—	36,504	—	—	36,504	—	—	36,504
Put option liabilities	—	—	—	1,388,652	1,388,652	—	—	1,388,652
Other financial liabilities(2)	1,153,073	—	—	—	1,153,073	—	—	—
Other current and non-current liabilities	1,153,073	40,495	—	1,388,802	2,582,370	—	—	—
Financial liabilities	10,803,845	40,495	—	5,917,411	16,761,751	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2022	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,118,503	155,284	—	—	1,273,787	155,284	—	—
Trade accounts and other receivables from unrelated parties	3,489,680	—	—	84,590	3,574,270	—	—	—
Accounts receivable from related parties	140,072	—	—	—	140,072	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	9,151	9,151	—	9,151	—
Derivatives - not designated as hedging instruments	—	10,627	—	—	10,627	—	10,627	—
Equity investments	—	80,201	69,792	—	149,993	36,227	70,973	42,793
Debt securities	—	106,215	338,589	—	444,804	444,804	—	—
Other financial assets(1)	121,095	—	—	128,015	249,110	—	—	—
Other current and non-current assets	121,095	197,043	408,381	137,166	863,685	—	—	—
Financial assets	4,869,350	352,327	408,381	221,756	5,851,814	—	—	—

Accounts payable to unrelated parties	813,255	—	—	—	813,255	—	—	—
Accounts payable to related parties	118,083	—	—	—	118,083	—	—	—
Short-term debt	669,013	—	—	—	669,013	—	—	—
Long-term debt	7,864,796	—	—	—	7,864,796	6,366,775	474,930	—
Lease liabilities	—	—	—	4,678,763	4,678,763	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	568	568	—	568	—
Derivatives - not designated as hedging instruments	—	7,422	—	—	7,422	—	7,422	—
Variable payments outstanding for acquisitions	—	37,846	—	—	37,846	—	—	37,846
Put option liabilities	—	—	—	1,468,517	1,468,517	—	—	1,468,517
Other financial liabilities(2)	1,107,827	—	—	—	1,107,827	—	—	—
Other current and non-current liabilities	1,107,827	45,268	—	1,469,085	2,622,180	—	—	—
Financial liabilities	10,572,974	45,268	—	6,147,848	16,766,090	—	—	—

(1)

As of March 31, 2023 other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor as well as supplier rebates. As of December 31, 2022, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.

(2)	As of March 31, 2023 and December 31, 2022, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of March 31, 2023 or December 31, 2022. The Company accounts for transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s General Partner. The Company primarily enters into foreign exchange forward contracts. In certain instances, the Company enters into

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties (including receivables related to the Accounts Receivable Facility, see note 7), Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (FVPL). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as fair value through other comprehensive income (FVOCI). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value for the put options granted in the InterWell Health business combination) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €114,914 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value for the put options granted in the InterWell Health business combination) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table provides a reconciliation of Level 3 financial instruments at March 31, 2023 and December 31, 2022:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2023			2022
		Variable			Variable
		payments			payments
		outstanding			outstanding
	Equity	for	Put option	Equity	for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	42,793	37,846	1,468,517	50,679	47,690	992,423
Increase	2,672	2,484	14,271	2,804	46	646,271
Decrease	—	(748)	(26,902)	—	(6,499)	(7,026)
Gain / loss recognized in profit or loss (1)	2,561	(2,860)	—	(13,968)	(3,904)	—
Gain / loss recognized in equity	—	—	(40,718)	—	—	(180,431)
Foreign currency translation and other changes	(893)	(218)	(26,516)	3,278	513	17,280
Ending balance at March 31, and December 31,	47,133	36,504	1,388,652	42,793	37,846	1,468,517

(1)	Includes realized and unrealized gains / losses.

12.    Segment and corporate information

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments: the Care Enablement segment and the Care Delivery segment. The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of products and equipment, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing health care services for the treatment of ESRD and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. in the U.S., which are used in the Company’s clinics to provide health care services to its patients.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, the Company allocates costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are reported separately as Corporate (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the three months ended March 31, 2023 and 2022 is set forth below. Following the change in the composition of the Company’s reportable segments, the information presented for the prior period has been restated in accordance with IFRS 8:

Segment and corporate information

in € THOUS

		Care	Total	Inter-segment
	Care Delivery	Enablement	Segment	eliminations	Corporate	Total
Three months ended March 31, 2023
Revenue from health care services (1)	3,572,335	—	3,572,335	—	—	3,572,335
Revenue from health care products (1)	42,816	933,753	976,569	—	—	976,569
Revenue from contracts with customers (1)	3,615,151	933,753	4,548,904	—	—	4,548,904
Revenue from insurance contracts (1)	140,396	—	140,396	—	—	140,396
Revenue from lease contracts (1)	—	14,918	14,918	—	—	14,918
Revenue from external customers	3,755,547	948,671	4,704,218	—	—	4,704,218
Inter-segment revenue	—	361,858	361,858	(361,858)	—	—
Revenue	3,755,547	1,310,529	5,066,076	(361,858)	—	4,704,218
Operating income (loss)	284,485	(24,475)	260,010	(9,252)	10,179	260,937
Interest						(82,572)
Income before income taxes						178,365
Depreciation and amortization	(288,229)	(115,035)	(403,264)	9,716	(18,057)	(411,605)
Impairment loss	(1,916)	(24,293)	(26,209)	—	—	(26,209)
Income (loss) from equity method investees	26,101	1,413	27,514	—	—	27,514
Total assets (1)	40,048,443	14,645,444	54,693,887	(27,595,235)	8,401,863	35,500,515
thereof investment in equity method investees (1)	463,839	334,186	798,025	—	—	798,025
Additions of property, plant and equipment, intangible assets and right-of-use assets (1)	188,486	109,289	297,775	—	12,812	310,587
Three months ended March 31, 2022
Revenue from health care services (1)	3,492,515	—	3,492,515	—	—	3,492,515
Revenue from health care products (1)	40,582	871,400	911,982	—	—	911,982
Revenue from contracts with customers (1)	3,533,097	871,400	4,404,497	—	—	4,404,497
Revenue from insurance contracts (1)	114,292	—	114,292	—	—	114,292
Revenue from lease contracts (1)	—	29,580	29,580	—	—	29,580
Revenue from external customers	3,647,389	900,980	4,548,369	—	—	4,548,369
Inter-segment revenue	—	366,289	366,289	(366,289)	—	—
Revenue	3,647,389	1,267,269	4,914,658	(366,289)	—	4,548,369
Operating income (loss)	297,498	69,188	366,686	(8,658)	(10,360)	347,668
Interest						(69,097)
Income before income taxes						278,571
Depreciation and amortization	(293,369)	(110,164)	(403,533)	3,482	(14,115)	(414,166)
Impairment loss	(2,160)	(888)	(3,048)	—	(1,743)	(4,791)
Income (loss) from equity method investees	16,242	(5,755)	10,487	—	—	10,487
Total assets (1)	39,669,440	13,453,326	53,122,766	(27,219,476)	8,820,836	34,724,126
thereof investment in equity method investees (1)	488,905	310,042	798,947	—	—	798,947
Additions of property, plant and equipment, intangible assets and right- of-use assets (1)	188,840	75,984	264,824	—	14,191	279,015

(1)

These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

13.    Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date March 31, 2023 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 23 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the Exchange Act). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the Commission) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares.

In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and acting Chief Financial Officer of the Company’s General Partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and acting Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

For information regarding our non-prosecution agreement with the DOJ and the separate agreement with the SEC to resolve the government allegations against us concerning conduct that violated the FCPA, both of which agreements have expired, and our related investments in compliance and financial controls, see note 10 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report.

OTHER INFORMATION

Legal proceedings

The information in note 10 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

10.1	Termination agreement between Fresenius Medical Care AG & Co. KGaA, as borrower, and Fresenius SE & Co. KGaA, as lender, of the €600 million uncommitted revolving credit facility agreement.

10.2	Amendment No. 2 dated August 26, 2022 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021.

10.3	Amendment No. 3 dated October 18, 2022 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021.

10.4	Amendment No. 4 dated February 27, 2023 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021.

31.1

Certification of Chief Executive Officer, acting Chief Financial Officer and Chair of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and acting Chief Financial Officer and Chair of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three-month period ended March 31, 2023 from FMC AG & Co. KGaA’s Report on Form 6-K for the month of May 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: May 9, 2023

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board of the General Partner and acting Chief Financial Officer

By:	/s/ ALEXANDRA DAMBECK

Name:	Alexandra Dambeck
Title:	Executive Vice President, Head of Corporate Controlling & Corporate Accounting